FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
August 17, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

SYNDICATED LOAN A SUCCESS

MTS PRESS RELEASE. AUGUST 17, 2006

MOSCOW, RUSSIAN FEDERATION – AUGUST 17, 2006 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, IS PLEASED TO ANNOUNCE THE SUCCESS OF ITS $1.33 BILLION SYNDICATED LOAN FACILITY.

On April 21, 2006, the Company signed a syndicated loan facility in the amount of $1.33 billion with leading financial institutions. As stated previously, the loan will be used for debt refinancing, specifically $420mln of the current syndicated loan, and for corporate needs such as acquisitions.

The level of interest in the facility from the international investors was high, and it was oversubscribed to $1.5 billion. However, in adherence to the Company’s plan for raising additional financing, MTS decided to keep the amount at $1.33 billion.

Mr Vsevolod Rozanov, the Company’s Chief Financial Officer, commented: “The successful placement of the facility demonstrates a high level of confidence on the part of the financial institutions. The size and terms of the loan may set a precedent for other Russian non-raw materials companies seeking additional financing on international financial markets.”

The Mandated Lead Arrangers are: The Bank of Tokyo-Mitsubishi UFJ Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG and Sumitomo Mitsui Banking Corporation Europe Limited. HSBC Bank plc, ING Bank N.V. and Raiffeisen Zentralbank Oesterreich AG are Bookrunners, with ING Bank N.V., London Branch acting as the Facility and Documentation Agent. Following successful senior syndication with Credit Suisse International and BNP Paribas that joined as Underwriters and Mandated Lead Arrangers and ABN AMRO Bank N.V. and WestLB as Mandated Lead Arrangers, 15 additional lenders have participated in general syndication.

The Facility is divided into two tranches. First tranche – $630mln; maturity – 3 years; annual interest is LIBOR plus 0.80%. Second tranche – $700mln; maturity – 5 years; annual interest is LIBOR plus 1.00% during the first three years and LIBOR plus 1.15% during the last two years.

***

For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 65.72 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and

WWW.MTS.RU

Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: August 17, 2006